UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022.

Commission File Number: 001-40852

LUMIRADX LIMITED

(Translation of registrant's name into English)

LumiraDx Limited

c/o Ocorian Trust (Cayman) Limited

PO Box 1350, Windward 3, Regatta Office Park

Grand Cayman KY1-1108

Cayman Islands

(345) 640-0540

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On April 27, 2022, LumiraDx Limited (the “Company”) consummated the first closing of a private placement offering pursuant to which it received an initial investment of $26.1 million in cash and entered into a Royalty Agreement (the “Royalty Agreement”) with USB Focus Fund LumiraDx 2A, LLC, USB Focus Fund LumiraDx 2B, LLC and certain other related investors (collectively, the “Investors”), and Pear Tree Partners, L.P. The terms of the Royalty Agreement provide that the Investors may invest up to an aggregate maximum amount of $50 million in the Company, or such higher amount as agreed to by the Company and the Investors (the “Invested Amount”), in one or more closings, in order to fund the purchase of additional LumiraDx instruments, allowing the Company to further expand instrument placements. In consideration of such investment, the Company has agreed to pay to the Investors on a semi-annual basis and over a three-year period (subject to extension in certain events), a royalty payment that is equal to 20% of the total gross amount invoiced by the Company in respect of sales of test strips for use in such funded LumiraDx instruments which are allocated to the Invested Amount by the Company in accordance with the terms of the Royalty Agreement (the “Royalty Payments”).

If by the end of the applicable three-year term (the “Expiry Date”), the Investors have not received, in aggregate, Royalty Payments equal to or in excess of two times the Invested Amount (the “Target Return”), the Company shall, at its sole discretion, either: (i) issue to the Investors an aggregate amount of the Company’s common shares, $0.0000028 par value per common share (“Common Shares”), equal in value to the difference between the Target Return and the total Royalty Payments received by the Investors (the “Royalty Shortfall”), at a price per Common Share equal to the volume-weighted average price of the Common Shares for the 20 Nasdaq trading day period immediately following the applicable Expiry Date (the “Market Price”), but subject to a minimum price per Common Share of $7.25 (the “Minimum Share Price”); or (ii) pay to the Investors the applicable Royalty Shortfall in cash. To the extent that any Common Shares are issued to the Investors at the Minimum Share Price, and the Minimum Share Price is greater than the Market Price, then the term of the Royalty Agreement shall be extended until the additional Royalty Payments paid by the Company to the Investors in cash equal an amount equal to such additional Royalty Shortfall.

None of the securities referred to herein have been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state or other jurisdiction in the United States, and may not be offered, pledged, sold, delivered or otherwise transferred, directly or indirectly, in the United States except pursuant to registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act and, in each case, in compliance with applicable other securities laws.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the possibility of future closings and the use of the proceeds of the offering. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, including, among others: general economic, political and business conditions; the effect of COVID-19 on the Company’s business and financial results; maintaining regulatory approval or clearance of tests; and those factors discussed under the header “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) by the Company on April 13, 2022 and subsequent filings with the SEC. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this Form 6-K, the Company cautions you that these statements are based on a combination of facts and factors currently known by it and its projections of the future, about which it cannot be certain. The Company undertakes no obligation to update or revise the information contained in this Form 6-K, whether as a result of new information, future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMIRADX LIMITED

Date: April 27, 2022

By:	/s/ Dorian LeBlanc
Name:	Dorian LeBlanc
Title:	Chief Financial Officer